Mail Stop 0308

May 20, 2005

VIA U.S. MAIL AND FACSIMILE

James F. Dempsey
President and Chief Executive Officer
W.S. Industries, Inc.
7630 Winston Road
Burnaby, B.C. V5A 2H4

				Re:	W.S. Industries, Inc.
					Form SB-2, Amendment One
					File No. 333-121044
					Filed April 22, 2005

Dear Mr. Dempsey:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


General
1. Form SB-2 requires that you provide on the cover of your registration statement the name and address of your agent for service. Please verify this address on the cover page of your registration statement. Our original comment letter with the address you disclosed and presently disclose on the cover of your registration statement was returned to us as "Moved/Unknown."
2. Please update your financial statements to comply with Item
310(g)
of Regulation S-B.
3. Please remove the risk factor going concern language from the cover of your registration statement. In accordance with our prior comment 7 this disclosure should be placed on the first page of your prospectus summary.

Table of Contents, page 3
4. We note the revisions you have made in response to prior comment
5. The purpose of our comment was to improve the readability of the
Table of Contents. In this regard, please revise your Table of Contents to provide only the title of each risk factor category.

Use of Proceeds, page 12
5. We reissue prior comment 4 here. To clarify, the net proceeds received and use of proceeds should be presented under at least the three capital raising scenarios discussed elsewhere in your filing.
It is not sufficient to merely state that each expense would be "reduced proportionately" in the event that 100% of the shares offered are not sold. Please provide a tabular disclosure to reflect the net proceeds received and revise your tabular disclosure of the application of proceeds to reflect at least the 25%, 50% and 100% offering levels. Disclosure accompanying the tabular presentation should clarify that:
* the offering is on a "best-efforts" basis,
* the three scenarios presented are for illustrative purposes only, and
* the actual amount of proceeds, if any, may differ.
6. The application of proceeds should not include offering expenses deducted in determining net proceeds. For example, Blue Sky fees and expenses of $5,000, legal fees related to the offering of $10,000, and other offering expenses of $10,000 should be excluded from the table. Please revise.
7. We have reviewed your response to prior comment 18. As we noted previously, please ensure that the detailed line items you discuss in the application of proceeds table are consistent with the nature and amount of the expenses described in Plan of Operation on pages 23-24.
While the website development costs in the table now appear to be consistent with your Plan of Operation, there still appears to be a discrepancy between the sales and marketing amounts. The application of proceeds table lists $60,000 for sales and marketing, while your page 24 disclosure shows sales and marketing expenses of $74,000. If the apparent discrepancies are due to amounts required for your plan of operations exceeding offering proceeds raised, please expand your
Management Discussion & Analysis to clarify the expected source of the necessary additional funds.

Determination of Offering Price, page 13
8. We note your response to our prior comment 20. As disclosed, your discussion appears to be contradictory as to whether the offering price was set arbitrarily or based on price of your recent private placement. Please revise to clarify.

Capitalization, page 19
9. We have reviewed your response to prior comment 25. Since a capitalization table generally only includes capitalization in the form of debt and equity and you do not have any debt outstanding, your total capitalization should be the total shareholders` equity balance presented on your balance sheet ($25,993). Please revise your table accordingly.

Plan of Operation, page 23
10. We have reviewed your response to prior comment 29. As we previously indicated, since your offering is being completed on a "best-efforts" basis, you should discuss your plans to satisfy liquidity needs over at least the next 12 months under at least the three scenarios discussed elsewhere in your filing. It is not sufficient to merely state that you will allocate funds towards the use of proceeds "on a prorata percentage basis" in the event that 100% of the shares offered are not sold. Please revise your disclosure to address how the company intends to satisfy its liquidity needs over at least the next 12 months under at least the
25%, 50%, and 100% offering levels.
11. We have reviewed your response to prior comment 30. As discussed in paragraph 39 of SFAS 52, the functional currency is typically the currency of the environment in which an entity primarily generates and expends cash. Since you mention that all of your transactions in
Canada are in U.S. dollars, please justify your use of the Canadian dollar as your functional currency by addressing each of the salient economic factors in paragraph 42 of SFAS 52. In addition, since you disclose that you pay your storage space lease in Canadian dollars, please tell us why you state that "all" transactions you undertake in
Canada are in U.S. dollars.

Principal Products and Services, page 26
12. We note your response to our prior comment 32. It appears from your revised disclosure that you have one customer and that you have leased space for your wine storage operations and then sub-leased that space. You also state that the business is being run from Mr.
Dempsey`s office. This disclosure is confusing as to where you are storing the wine for your one client. Please revise to clarify the status of your operations and where they are being run.

Report of Independent Registered Public Accounting Firm, page 38
13. You have included a signed audit report on page 38 and an unsigned audit report on page 40. Please amend your filing to include only one signed and dated audit report.

Note 1. Nature and Continuance of Operations, page 45
14. You indicate in Note 1 that your working capital at August 31, 2004 is not sufficient to support planned operations over the next 12 months. This appears to contradict your statement on page 23 that you "currently have sufficient funds to cover all expenses and run our operations over the next twelve months." Please address this apparent inconsistency and clarify what you mean by "planned operations."

Exhibit 23 - Consent of Amisano Hanson
15. As previously noted, please have your auditors revise their consent in Exhibit 23 to read "Consent of Independent Registered
Public Accounting Firm." An updated signed consent should be filed as an exhibit with each amendment to your Form SB-2.

	*	*	*	*	*	*	*	*	*	*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Andrew Blume, Accountant at (202) 551-3254 or in his absence, George Oshiek, Accounting Branch Chief (202) 551-3843 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Attorney at (202) 551-3342, David Mittelman, Legal Branch Chief at (202) 551-3214 or me at (202) 551-3720 with any other questions.


      Sincerely,



      H. Christopher Owings
      Assistant Director





cc:	Michael J. Morrison, Esq.
	Via FAX (775) 827-6311
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James F. Dempsey
May 20, 2005
Page 5